Filed by Guidant Corporation
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934, as amended.

Subject Company: Cook Group Incorporated
Filer’s Commission File No.: 1-13388

     The following is an edited transcript of Guidant Corporation's webcast on July 30, 2002. Also filed are slides used in connection with the webcast. These slides will be used by Guidant Corporation in connection with certain other presentations to security analysts and investors.

Transcript of Guidant Corporation Webcast
July 30, 2002

Investor Relations Webcast July 30, 2002

Cautionary language and additional information This presentation includes forward-looking statements concerning the transaction, product timelines, market developments and financial expectations. The statements are based on assumptions about many important factors, including clinical progress and results, regulatory timelines and developments, continuing litigation developments relating to paclitaxel eluting stents, integration costs and benefits, timelines for and terms of governmental approvals relating to the transaction, competitive and market developments, general economic conditions (including interest rates) and other factors listed on exhibit 99 to Guidant's most recent 10^Q. As such, they involve risks that could cause actual results to differ materially. The company does not undertake to update its forward-looking statements. Additional information Guidant intends to file a registration statement on Form S-4 in connection with the transaction, and Guidant and Cook Group Incorporated intend to mail a joint proxy statement/prospectus to their shareholders in connection with the transaction. Investors and security-holders of Guidant and Cook are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about the companies, the transaction, the persons soliciting proxies relating to the transaction, and related matters. When available, investors and security-holders may obtain a free copy of the joint proxy statement/prospectus at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from Guidant or Cook. In addition to the proxy statement, Guidant files annual, quarterly, and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements, and other information at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. These SEC filings are also available for free at the SEC's web site at www.sec.gov. A free copy of these filings may also be obtained from Guidant. Information concerning participants Guidant and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Guidant's shareholders in favor of the transaction. Information about the directors and executive officers of Guidant may be found in Guidant's definitive proxy statement for its 2002 annual meeting of shareholders and in Guidant's annual report on Form 10-K for the fiscal year ended December 31, 2001. Cook and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Cook's shareholders in favor of the transaction. Information about the directors and executive officers of Cook may be found in the joint proxy statement/prospectus

Good day and welcome to the Guidant Corporation special announcement conference call. This call is being recorded. This call will include forward-looking statements about future financial results and the expected benefits of the transaction. Actual results may differ materially including for the reasons listed in exhibit 99 to the company’s most recent 10-Q and its press release concerning the transaction. The company does not undertake to update its forward-looking statements.

ANDY RIETH:

Thanks a lot. To those of you on the phone or web cast, thank you for joining us this afternoon. Today we have taken a very important step in providing clarity and visibility to our drug eluting stent opportunity. In acquiring Cook Group, we gain access to their portfolio. Ron and Keith will discuss this in a little bit.

We are providing slide visuals along with this webcast. The slides are available for you to view along with this live webcast. After the webcast concludes, the slides will be archived and available tomorrow on our web site at www.guidant.com. With me today are Ronald Dollens, president and CEO of Guidant Corporation and Keith Brauer, chief financial officer. Now Ron will review the transaction and opportunities it presents. Then Ron and Keith will be available to take your questions. Ron, I’ll turn the call over to you.

Key observations A unique leadership position in Implantable Defibrillators, Heart Failure Therapy and Drug Eluting Stents Acquisition of Cook Group should bring Legal, Operational and Economic benefits Cook Group businesses have an attractive growth and profitability profile

RON DOLLENS:

Thank you, Andy. Let me also say we’re fortunate to have Dr. John Capek with us this afternoon; so we should be relatively well equipped to answer any of your questions.

I would also say — as we have started most our conference calls for the last 18 months — we have tried to share with you that management understands that we are focused in three major areas.

One ended up being to say we needed to be able to deliver the financial performance exactly as we had given guidance and to make sure there was no interruption in that. We had developed a track record of 23 quarters. We had never missed consensus estimates and never had them lowered. As we reflect on what we were able to get done in the second quarter, I couldn’t be more proud of the organization and how they delivered that result.

What we also have said to ourselves and the outside world is that people had to have visibility in terms of growth going forward. A substantial portion of that happened to be around defibrillators and was specifically driven by the available therapy for heart failure. As we reflected on the MADIT II trial and the impact of that giving excellent prospects in terms of growth — to the marketplace as well as resynchronization therapy — the second quarter also provided insight so that we have moved from an implantable defibrillator market at the end of last year where we were looking at high single digit growth to something we would project closer to 30, 35%, maybe even higher, growing in a robust manner and truly accelerating as we look forward.

The third aspect — and we kept identifying it, again, not only to ourselves but to the outside world — we need to be able to give clarity and visibility that Guidant will be participating in the drug eluting stent market. We have a fabulous growth opportunity. Guidant is the current worldwide market leader and also the market leader really in individual geographies based on our ability to bring new platforms to the market in a timely manner. Guidant will be the only company that has had market leadership in the U.S. 18 out of 19 quarters since we’ve been in metallic stents because we have the capability to iterate in the most timely fashion and have the internal capabilities to draw upon. What we are announcing today with Cook Group, we think adds to the visibility and clarity of Guidant beginning to participate in not only one of the most interesting therapies going forward.

I think Guidant is uniquely positioned to participate in the two most interesting therapies, as one thinks about medical technology. To make some observations, one is that, yes, we are in a unique position both in implantable defibrillators, and drug eluting stents. I’d be hard pressed to think of another company that has that in front of them. We think the acquisition of Cook Group provides visibility and other advantages for Guidant. From a legal perspective, the acquisition is an important one. One can talk about that in some detail, but understand that Cook Group really is not a party to the Angiotech license, it is Cook Incorporated. We think acquiring the parent is a great strategy for us. Operationally, it will be important for us to have an even closer relationship with Cook versus where we’ve been in a distribution relationship because we’re going to see many combinations of products available and different iterations going forward.

We also need to understand that there are substantial economic benefits to this transaction. This is a conversation that we had started in terms of dialogue with Cook Group even prior to the summary judgment decision and actions in the court. Why is that? Because, again, with the cancellation of our Actinomycin-D program, we have a longer time period and multiple product concepts that are going to make sense for us — have a financial benefit. We were paying over 20 percentage points of margin from a manufacturing margin and again having that available to the larger organization of Guidant Corporation has phenomenal financial advantages to us. We also have seen — and since Cook Group is a private organization and doesn’t quite have the visibility a publicly traded company has — what you are going to see is they have attractive growth. You are going to see acceleration on that and you are going to see profitability levels that continue to increase — ones that we think will make a reasonable and significant contribution to the corporation in 2003.

Key observations A unique leadership position in Implantable Defibrillators, Heart Failure Therapy and Drug Eluting Stents Acquisition of Cook Group should bring Legal, Operational and Economic benefits Cook Group businesses have an attractive growth and profitability profile Transaction structure protects Guidant shareholders through several key contingencies Minimum share prices of $40 and $55 per share in two separate phases translate to maximum number of 65.8 million Guidant shares issued for 100% ownership Strength of Guidant's overall business, drug eluting stent visibility and significant accretion in 2004 should drive major value creation opportunity

This structure is a unique structure and probably could not have been done by two different organizations. But it’s a structure that has several key contingencies.

As one can imagine, the major contingencies end up being the question, “does the product work in a robust fashion and allow us to have the level of competitiveness we need to have?” And, “do we have the right to sell from a legal standpoint?” What you’ll see is the two contingencies exist in this transaction, and until Cook Group and Guidant have affirmation that those have been met, we will not close on the transaction.

We also have an interesting approach in terms of establishing value and reflecting value. What one will see is that the pricing on this transaction — even though it’s targeted at $3 billion — the pricing on the transaction will be determined at two different points of time. The first point in time will be a 15-day period beginning 14 days after the announcement. We will determine the Guidant stock price at that time. We will then calculate 55% of the $3 billion or $1.65 billion to be paid. If the stock price is below $40, we will use a price of $40. If the stock price is above $40, we will use whatever the market price is at the period of time. So essentially, we have fixed the maximum number of shares to 65.8 million shares. The second tranche — which will account for 45% of the $3 billion, or $1.35 billion — the number of shares will be calculated using a minimum stock price of $55 a share of Guidant. Or, as we would expect, as the stock price is higher than that, then it would be lesser number of shares that would be required to meet our $3 billion obligation to Cook Group.

So, again, this transaction will happen — in terms of the pricing will be — in two stages but the ownership will convert upon the closing, which is currently scheduled for a January 3rd, 2003. We also think the advantage of this will release, I think, the potential of the rest of the business that was identified during the second quarter.

The overall business, again, I couldn’t tell you how proud I was of what we were able to deliver. Specifically driven at the top line with 23% sales growth and 42% earnings growth.

But giving visibility on a drug eluting stent is huge for us. We can walk through the numbers over time, but you are essentially at break even at ’03 and the real story is about ’04. The ’03 number is surprising in that it’s as attractive as it is. It really comes from the profitability of Cook and comes from the incremental margin we gained from the incremental drug stent versus the distributor margin as well as fourth quarter drug eluting stents participating in the full margin there. I would even go a slight step further. When we saw the acceleration that’s happening in the second quarter around the defibrillators and as we think of our own projections going forward that we’ve been very modest, I think, in terms of the contribution that we would expect there. So I think we have a safety valve, even — not that we think we need it — but we have a safety valve, in that we have a more robust ICD market than our consensus estimates would have projected.

Major cardiovascular technology market growth drivers $ billions Source: Equity research reports; Guidant estimates Legend 1 Legend 2 2001 211 125 20.6 113 2004E 237 164 28 180 CAGR Orthopedics In vitro diagnostics Cardiovascular devices Comparison of selected medical technology markets 17% 4% 9% 9%

When we look at the consensus, it is a very interesting business. Medical technology overall will have something like a 9% growth rate between 2001-2004. To us, the most exciting piece is the space where we’ve decided to concentrate — almost $7 billion worth of growth between 2001 and 2004 and a growth rate of approximately 17%. There are two most interesting areas that are contributing to that growth.

Major cardiovascular technology market growth drivers $ billions Source: Equity research reports; Guidant estimates Legend 1 Legend 2 2001 211 125 20.6 113 2004E 237 164 28 180 CAGR Orthopedics In vitro diagnostics Cardiovascular devices Comparison of selected medical technology markets 17% 4% 9% 9% Other Angioplasty/guidewires Legend 2 BMS DES 1994 13.2 132.5 9.4 1997 26.4 146.5 8.8 17.6 140 0 2001E 72.1 126.8 25.2 46.9 231.9 0 2004E 114.1 117.5 42.5 71.6 83.2 445.9 '01-'04 CAGR Vascular Intervention Market Angioplasty/ guidewires Other DES Bare metal stents Drug eluting stents NA 21%

One we’re talking about today in terms of drug eluting stents. Look at the stair step that happened before metallic stents. If we look at 1994 and look at angioplasty specifically, it was a $1.6 billion market. Metallic stents came forward, and we had explosive market growth and ended up having a $3 billion market.

We will see exactly the same thing for many of the same reasons between 2001 and 2004. We will see in excess of $3 to $3.5 billion worth of growth between the two time periods driven by the $4.5 billion contribution in 2004.

Major cardiovascular technology market growth drivers $ billions 1Includes impact of CHF Source: Equity research reports; Guidant estimates Legend 1 Legend 2 2001 211 125 20.6 113 2004E 237 164 28 180 CAGR Orthopedics In vitro diagnostics Cardiovascular devices Comparison of selected medical technology markets 17% 4% 9% 9% Legend 1 Legend 2 2001 299.4 191.4 40 13 2004E 372.6 347.8 57 71 CAGR Cardiac Rhythm Management Market Pacemakers (Brady)1 ICDs (Tachy)1 Ablation MADIT II CHF 22% 14% Other Angioplasty/guidewires Legend 2 BMS DES 1994 13.2 132.5 9.4 1997 26.4 146.5 8.8 17.6 140 0 2001E 72.1 126.8 25.2 46.9 231.9 0 2004E 114.1 117.5 42.5 71.6 83.2 445.9 '01-'04 CAGR Vascular Intervention Market Angioplasty/ guidewires Other DES Bare metal stents Drug eluting stents NA 21%

If you think about cardiovascular therapy and where this $7 billion worth of growth is going to come from, a very substantial portion of that is going to come from the implantable defibrillator business. We’re going to have a $2, $2.5 billion step up if we look at 2001-2004. Seventy-five percent of cardiovascular therapy growth will happen in two markets: drug eluting stents and defibrillators (with the assistance of resynchronization and heart failure). To me, there’s only one company uniquely positioned to participate in those from an internal capability standpoint, from the intellectual capital standpoint and intellectual property standpoint. What we’ve tried to give visibility on is we think we have access to that from a legal perspective.

Anticipated drug eluting stent U.S. approval Source: Timing based on company reports, Guidant estimates 2002 2003 2004 2005 2006 Anticipated DES U.S. Approval J&J [CYPHER] Cook [ACHIEVE] 6 months Q1 '03 Q3 '03

What this looks like from a competitiveness standpoint is we are assuming to have a J&J launch in the first quarter of ‘03 with CYPHER. We expect to have a launch in the third quarter with the ACHIEVE stent, which would be a six-month delay.

Anticipated drug eluting stent U.S. approval Source: Timing based on company reports, Guidant estimates 2002 2003 2004 2005 2006 Anticipated DES U.S. Approval BSC [TAXUS] 9 months Q1 '04 J&J [CYPHER] Cook [ACHIEVE] 6 months Q1 '03 Q3 '03

Looking forward, we think Boston Scientific will be in that market three months after that.

Anticipated drug eluting stent U.S. approval Abbott/Biocompatibles clinical studies halted Abbott/Medtronic rapamycin analog in preclinical studies Medtronic Resten-NG DES in preclinical studies Jomed tacrolimus OUS clinical trials underway Source: Timing based on company reports, Guidant estimates 2002 2003 2004 2005 2006 Anticipated DES U.S. Approval BSC [TAXUS] 9 months Q1 '04 GDT [Everolimus] 36 months 1H '06 J&J [CYPHER] Cook [ACHIEVE] 6 months Q1 '03 Q3 '03 GDT [Actinomycin-D] Terminated Q1 '04 12 months

And then, obviously, Guidant has multiple programs going on. You are familiar with the license from Novartis and we would expect to have that in the U.S. market in the first half of ‘06. One other addition is to amplify the reason for us going down this road is that one does clinical research to determine whether the product works or not. And we found out that it did not work in the form and dose approach we used. And that program was canceled. Where we had planned to be in that market in the first quarter of ‘04 obviously is not an alternative for us.

Demonstrated leadership in stent market Guidant is well positioned to capture a leadership position in the drug eluting stent market + Long-term success in Drug Eluting Stent Market Guidant 0.48 BSC 0.07 J&J 0.28 MDT 0.17 Abbott 0.03 Other 9% 9 2002 U.S. stent market share1 Total 2002E U.S. stent market size = $1.4 billion 1Source: Year-to-date Guidant estimates (reflects revenue shares)

So when one thinks of the longer-term development exercise with the Cook concepts and Cook therapies, then it says that it made sense for us to have a broader relationship. What is it that Guidant brings to that relationship? If you look at current market positions, you would see in the U.S., a 48% market share. To tell you the truth, it doesn’t matter where you look in the world. You can look in Europe and Japan. You will see market leadership by Guidant Corporation.

Guidant is well positioned to capture a leadership position in the drug eluting stent market Current capabilities / competitive advantages Internal R&D productivity (delivery systems and stents) MULTI-LINK ZETATM1 represents the sixth generation workhorse stent system (MULTI-LINK, DUET, TRISTAR, TETRA, PENTA, ZETA) on proprietary rapid exchange and over-the-wire platforms Launched best-in-class workhorse stent six years running Developed lesion specific stents to address small vessels (PIXELTM), large vessels (ULTRATM) and bifurcated lesions (FRONTIERTM2) Long-term success in Drug Eluting Stent Market 1Not approved in the US 2In clinical trials +

The question one has to ask oneself, what capability has contributed to that, and I think product development has to be a big piece of that capability. If you look at internal R&D, over the last six years, you have seen six workhorse products released in those years. That is interesting, but I think maybe more telling is that each of those products were market leaders. We also understand that we can identify novel approaches to specific products. The PIXEL is a great example. The ULTRA is an example coming forward. For bifurcation, the FRONTIER is a great example.

Guidant is well positioned to capture a leadership position in the drug eluting stent market Current capabilities / competitive advantages Internal R&D productivity (delivery systems and stents) MULTI-LINK ZETATM1 represents the sixth generation workhorse stent system (MULTI-LINK, DUET, TRISTAR, TETRA, PENTA, ZETA) on proprietary rapid exchange and over-the-wire platforms Launched best-in-class workhorse stent six years running Developed lesion specific stents to address small vessels (PIXELTM), large vessels (ULTRATM) and bifurcated lesions (FRONTIERTM2) Sales force excellence Guidant has enjoyed worldwide stent leadership for 18 of the last 19 quarters3 Long-term success in Drug Eluting Stent Market 1Not approved in the US 2In clinical trials 3Internal Guidant estimates +

We’ve put forth an exceptional field organization and that’s been telling in a number of cases. As we make the observation, no company is able to say, in the 19 quarters they’ve been in this market, 18 of those quarters you’ve been market leaders. So it is a passion we think that is well-founded both because of product development and the field organization.

Guidant is well positioned to capture a leadership position in the drug eluting stent market Current capabilities / competitive advantages Internal R&D productivity (delivery systems and stents) MULTI-LINK ZETATM1 represents the sixth generation workhorse stent system (MULTI-LINK, DUET, TRISTAR, TETRA, PENTA, ZETA) on proprietary rapid exchange and over-the-wire platforms Launched best-in-class workhorse stent six years running Developed lesion specific stents to address small vessels (PIXELTM), large vessels (ULTRATM) and bifurcated lesions (FRONTIERTM2) Sales force excellence Guidant has enjoyed worldwide stent leadership for 18 of the last 19 quarters3 Clinical and regulatory expertise Long-term success in Drug Eluting Stent Market 1Not approved in the US 2In clinical trials 3Internal Guidant estimates +

We think we bring good clinical regulatory expertise in this field and I think it’s one area Bill Cook and I have talked about. I think being able to enroll the DELIVER trial the way we have — and the follow-up you will see — with 1043 patients and the timeliness of approval, will amplify the clinical regulatory expertise.

Guidant is well positioned to capture a leadership position in the drug eluting stent market Current capabilities / competitive advantages Internal R&D productivity (delivery systems and stents) MULTI-LINK ZETATM1 represents the sixth generation workhorse stent system (MULTI-LINK, DUET, TRISTAR, TETRA, PENTA, ZETA) on proprietary rapid exchange and over-the-wire platforms Launched best-in-class workhorse stent six years running Developed lesion specific stents to address small vessels (PIXELTM), large vessels (ULTRATM) and bifurcated lesions (FRONTIERTM2) Sales force excellence Guidant has enjoyed worldwide stent leadership for 18 of the last 19 quarters3 Clinical and regulatory expertise Intellectual property position Long-term success in Drug Eluting Stent Market 1Not approved in the US 2In clinical trials 3Internal Guidant estimates +

Each of us have come to appreciate that you don’t get to participate in these marketplaces unless you have the intellectual property. Talk about rapid exchange, over the wire, around the stent patents, or around the drug stent, combinations are imperative and critically important. And we believe that Guidant and Cook will have a profile in that regard.

Guidant is well positioned to capture a leadership position in the drug eluting stent market Current capabilities / competitive advantages Internal R&D productivity (delivery systems and stents) MULTI-LINK ZETATM1 represents the sixth generation workhorse stent system (MULTI-LINK, DUET, TRISTAR, TETRA, PENTA, ZETA) on proprietary rapid exchange and over-the-wire platforms Launched best-in-class workhorse stent six years running Developed lesion specific stents to address small vessels (PIXELTM), large vessels (ULTRATM) and bifurcated lesions (FRONTIERTM2) Sales force excellence Guidant has enjoyed worldwide stent leadership for 18 of the last 19 quarters3 Clinical and regulatory expertise Intellectual property position Multiple compounds in clinical development (with and without polymers) Long-term success in Drug Eluting Stent Market 1Not approved in the US 2In clinical trials 3Internal Guidant estimates +

We understand this is not a discussion around a one-trick pony, and one has to have numerous compounds whether they are polymer based or nonpolymer based. We understand the importance of that.

Demonstrated leadership in stent market Guidant is well positioned to capture a leadership position in the drug eluting stent market Current capabilities / competitive advantages Capturing the Drug Eluting Stent opportunity Internal R&D productivity (delivery systems and stents) MULTI-LINK ZETATM2 represents the sixth generation workhorse stent system on proprietary rapid exchange and over-the-wire platforms Launched best-in-class workhorse stent six years running Developed lesion specific stents to address small vessels (PIXELTM), large vessels (ULTRATM) and bifurcated lesions (FRONTIERTM3) Sales force excellence Guidant has enjoyed worldwide stent leadership for 18 of the last 19 quarters4 Clinical and regulatory expertise Intellectual property position Multiple compounds in clinical development (with and without polymers) Angiotech license access operational ownership of strategically important high growth franchise + + = Long-term success in Drug Eluting Stent Market Guidant 0.48 BSC 0.07 J&J 0.28 MDT 0.17 Abbott 0.03 Other 9% 9 2002 U.S. stent market share1 Total 2002E U.S. stent market size = $1.4 billion 1Source: Year-to-date Guidant estimates (reflects revenue shares) 2Not approved in the US 3In clinical trials 4Internal Guidant estimates

If we add those capabilities to that market position and say what are we trying to get done currently, we are saying we are trying to capture the drug eluting capability that allows us to capture the license as well as build the operational ownership to make sure the next generation happens in the most timely fashion.

Adds clarity around Drug Eluting Stents We agreed with Cook Group that our moving forward with the transaction will be conditioned upon additional clarity around our ability to sell a drug eluting stent in the United States: acceptable clinical results available data clear rights to sell

What have we agreed to? We’ve agreed with Cook Group that moving toward, we need additional clarity around the ability to sell before we close on this transaction. So that has three pieces to it. One is we’ve got to make sure we have acceptable clinical results. We have very definitive measures of those, really, that were negotiated in the distribution agreement.

Secondly, we’ve got to make sure that we have access to the data — and the clinical data available — and that we have clear rights to sell. Obviously, as one will look at the terminology, it’s much more specific than that and has very specific outcomes that we’re looking for. I think as a general category, those three explain it very nicely.

Adds clarity around Drug Eluting Stents We agreed with Cook Group that our moving forward with the transaction will be conditioned upon additional clarity around our ability to sell a drug eluting stent in the United States: acceptable clinical results available data clear rights to sell We believe that the transaction helps add clarity by acquiring Cook Group we become an affiliate of the licensee and eligible for a sublicense

We also think that acquiring Cook Group is very important — to be able to acquire the parent is an important piece — and it allows us to become an affiliate of the licensee and be able to have a sublicense in that context.

Adds clarity around Drug Eluting Stents We agreed with Cook Group that our moving forward with the transaction will be conditioned upon additional clarity around our ability to sell a drug eluting stent in the United States: acceptable clinical results available data clear rights to sell We believe that the transaction helps add clarity by acquiring Cook Group we become an affiliate of the licensee and eligible for a sublicense we have filed a declaratory judgment action in the U.S. District Court to help bring this to closure

We also would state that today we have filed in the same court for a declaratory judgment in the US District Court, and we think that will also help us and help you get some clarity on this situation.

Cook Group overview Founded in 1963, Cook Group is a globally recognized leader and innovator in interventional medicine Cook companies produced the first coiled wire guide with safety wire, first angioplasty dilatation catheter, first embolization technology and first coronary stent The Cook companies have a diversified product portfolio

When we talk about Cook Group, one has to talk with admiration of what Bill Cook has been able to do — both as an individual and the team he’s put together since 1963 — and has been an innovator in many, many areas. It’s because he’s understood the clinical challenges, had a close relationship with the customers and been able to design products to meet those challenges. We obviously hold that in very high regard.

Cook Group financial performance Worldwide Revenue as percentage of total North America 64% Int'l 36% Intervention Diagnostic & 52% Critical Care 8% GI/Endoscopy 22% Urology 10% OB/GYN 4% Other 4% Business Group $411 $452 $461 $517 Cook historical sales 3-yr average growth: 10% 1998 1999 2000 2001 % growth: 10% 9%1 12% Note: 2001 and 2000 financials adjusted for the divestiture of Cook Imaging. 1 Reflects sales growth based on 2000 and 1999 sales of $493MM and $452MM, respectively, both of which include sales from Cook Imaging, which was sold to Baxter Healthcare in 8/2001. 2 Defined as gross profit less operating expenses 3-yr. average growth of 10% includes 2000 adjusted sales growth of 9% $55 $34 $38 $42 1998 1999 2000 2001 8% margin 8% margin 9% margin 11% margin Cook operating income2 3-yr average. growth: 17% 10% 12% 30% $ millions

Going forward, there are a number of the businesses that are very consistent with Guidant, mostly in the diagnostic and intervention side. One that we have a substantial amount of interest ends up being around the ZENITH product. The ZENITH product should be done at the end of this year.

They have done an exceptional job — if you look at Australia, if you look in Europe. In Europe, they have a 22% market share and a competitive market. The ZENITH will be a very important product coming forward. As we said before, this is a billion dollar market opportunity waiting for technology. This is a step forward in that technology.

When we look at some of the historical sales participation and earnings participation by Cook, a couple of things come out. One is that they have had a history of double-digit sales growth. What we’re also seeing is an increase in that as we look through, really the first six months of this year — that sales have stepped up and are in the mid teen category.

The same thing can be said about the profitability of the company. What we’ve seen is continued step-up in terms of the margins of the company and the same thing we’d see in most near-term in terms of the profitability of the company as we reflect it in 2002, and as we’ve established expectations in 2003.

The mix is not tremendously different in the globalization perspective than that of Guidant, and as I mentioned before, the diagnostic intervention piece being about 52% of the total.

Transaction structure and financial impact on Guidant Transaction value: up to $3.0 billion (first phase worth up to $1.65 billion; second phase up to $1.35 billion in shares) Maximum shares to be offered in total: 65.79 million Minimum share price for first phase: $40 per share (maximum of 41.25 million shares) Minimum share price for second phase: $55 per share (maximum of 24.54 million shares) 1Accretion percentage based solely on dollar accretion versus current I/B/E/S estimates 2Base case is defined as current street estimates reflecting distributor relationship 3I/B/E/S estimates were adjusted based on analysis of research analysts' forecasts for impact of Cook DES distribution Note - Accretion / (dilution) estimates based on Q4 2003 US Achieve launch

Obviously, people are interested in two things. Valuation being a piece of it, and we can talk about that in more detail. We feel very very good about the valuation — the cash flow basis for that and any other reference points. Also it’s important this transaction being an accretive transaction for us, as we represent our shareholders in the best manner. As I mentioned before — we are talking about — the calculation of the price will be in two phases although the ownership will all be at closing.

The first phase is $1.65 billion with a minimum stock price assumption of $40 a share. But it can be as high as whatever the market price is, which will then determine the number of shares that will be issued in the first tranche.

The second tranche then will be within 12 months — that $1.35 billion in shares — and the second price will have a minimum share assumption of $55 as the share price. The number of shares has the opportunity to be lower. We have fixed the maximum number of shares that can be paid out.

We’re showing you the accretion break even in ’03 — assuming the distribution case was available to us — and very accretive in ‘04 and ’05.

Depending on where people were in terms of their assumption of risk in the legal position, if people thought we weren’t going to be in the drug eluting stent business, this looks incredibly accretive.

Legend 1 Legend 2 2Q 2001 656 28 2Q 2002 807 35 1995 35 25 1996E 29 13 Legend 1 Legend 2 2Q 2001 0.38 28 2Q 2002 0.53 35 1995 35 25 1996E 29 13 Legend 1 Legend 2 2Q 2001 184 28 2Q 2002 251 35 1995 35 25 1996E 29 13 Legend 1 Legend 2 2Q 2001 188 28 2Q 2002 228 35 1995 35 25 1996E 29 13 Guidant 2Q 2002 results1 Record sales $ millions Record EPS1 23% growth 41% growth WW ICD sales - driven by CONTAK CD, PRIZM II $ millions WW stent sales - driven by increased US market share ~ 50% 37% growth 22% growth Worldwide sales growth of +23%, US 25%, Europe 16%, rest of world 19% In 2Q 2002, Guidant net income as a percent of sales exceeded 20% $ millions 1As adjusted

Just to reemphasize — and because it was such a great quarter, I apologize for reemphasizing it too much — but it says I do think this releases the potential in terms of reflecting the market capitalization of the core business: The organic growth that exists in the business with its sales of $807 million last quarter growing at 23%; the earnings as you’ve seen it and as you know it, when you have in excess of 40% growth in earnings.

The components were interesting because the geographies were consistently high contributors, and the different business lines were also high contributors.

Again, worldwide, implantable defibrillators were up 37%, and US up 40%. And tremendous sequential growth from Q1 to Q2.

And then when you look at coronary stents — you say “that’s not a market that should go up,” with the price year-over-year eroding —that and how the company has a 22% step up. There’s only one place to get that and it’s obviously share gains.

Access to Drug eluting stent market and EPS growth should drive significant value creation Legend 1 Legend 2 Medtronic 20.8 35 St. Jude 19.5 25 Boston Scientific 16.8 44 Guidant 12.8 30 Guidant 12-month forward P/E - 5-yr average 29.9 Current calendar 2004 P/E Source: P/E solely based on I/B/E/S estimates Note - Stock price effective as of the market close on 7/26/02

We also think there’s a substantial upside in terms of the market capitalization. The only thing that’s held back Guidant in terms of reflecting that — reflecting that value — is do we have the right to sell and do we have a viable clinical program? We think this transaction as it goes to completion — we do assume it will go to completion because we are convinced the clinical data will be positive and we’re also convinced that the legal issues will be resolved — and then it allows us to get to a P/E ratio or capitalization level that is much more consistent with the capabilities of this corporation.

Next Steps Guidant will work with Cook Group to meet the conditions of the agreement. Guidant will continue to build upon its successful relationship with Cook Group. Guidant and Cook Group will work together to identify opportunities to build on the considerable strengths of each entity. In the immediate future, no major changes are contemplated involving day-to-day operations.

What are the next steps? We and Cook Group will work diligently to make sure that the conditions and contingents around this agreement are satisfied in a very positive way. We will continue to build on the successful relationship we’ve had in the distributor relationship, and we’ll work to identify how we end up being a better organization going forward — than we have been independently — together. In the immediate future, there will be no major changes contemplated in the day-to-day operations. So with that somewhat extensive review, let me stop and make sure we open this — we can open this up to any of your inquiries.

Enhancing Shareholder Value Cook Group deal offers additional clarity to unleash drug eluting stent opportunity Guidant uniquely positioned to participate in / lead exceptional growth markets Heart Failure MADIT II (expanded prophylactic use of Implantable Defibrillators) Drug Eluting Stents Operational excellence / execution across all major geographies & products Intellectual property portfolio Favorable patient demographics Exceptional financial performance

Investor Relations Webcast July 30, 2002